                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                    International Thoroughbred Breeders, Inc.
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $2.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   460491 80 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Sarah Hewitt, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 944-1515
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  460491 80 6                           13D           Page 2 of 7 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Credit Suisse First Boston Mortgage Capital LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                                                  (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS                         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
--------------------------------------------------------------------------------
   NUMBER                  7        SOLE VOTING POWER          2,419,509 Shares*
     OF                 --------------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER              None
   OWNED                --------------------------------------------------------
     BY
    EACH                   9        SOLE DISPOSITIVE POWER     2,419,509 Shares*
  REPORTING             --------------------------------------------------------
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER         None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                2,419,509 Shares*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
         CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  17.2%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                OO
--------------------------------------------------------------------------------
* See Item 5 hereof

CUSIP NO.  460491 80 6                            13D          Page 3 of 7 Pages



Item 1            Security of Issuer

         This statement on Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "Shares"), of International Thoroughbred Breeders, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 1232, Cherry Hill, New Jersey 08034.

Item 2            Identity and Background

         This statement on Schedule 13D is being filed by Credit Suisse First Boston Mortgage Capital LLC ("CSFB"). CSFB is a Delaware limited liability company with its principal address at 11 Madison Avenue, New York, New York 10010.

         The members of CSFB are Credit Suisse First Boston Management Corp., a Delaware corporation, and Credit Suisse First Boston, Inc., a Delaware corporation, which is the managing member of CSFB. The address of both members is 11 Madison Avenue, New York, New York 10010.

         The chief executive officer of CSFB is Andrew D. Stone. Mr. Stone's address is c/o CSFB, 11 Madison Avenue, New York, New York 10010. Mr. Stone is a citizen of the United States.

         During the last five years, none of the persons listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration

         On May 23, 1997, CSFB agreed to loan the Company $55,000,000 represented by a convertible promissory note (the "Note"). Under the terms of the Note, $10 million aggregate principal amount of the Note can be converted under certain conditions, at the option of CSFB, at a conversion price per Share of $8.75 for an aggregate of 1,142,857 Shares (subject to adjustment in certain events).

         In addition, pursuant to a loan agreement dated May 23, 1997 (the "Loan Agreement") by and among CSFB, the Company and certain of the Company's subsidiaries, on May 23, 1997, CSFB acquired warrants (the "Warrants") to purchase 546,847 Shares and 497,153 Shares at an exercise price of $4.375 per Share (subject to adjustment in certain events) for no additional consideration.

CUSIP NO.  460491 80 6                            13D          Page 4 of 7 Pages



The warrant for 546,847 Shares is immediately exercisable. The warrant for 497,153 Shares becomes exercisable at such time as CSFB shall deliver to the Company a commitment for a construction loan or a permanent take-out loan to provide certain additional funding to the Company.

         In connection with the Loan Agreement, CSFB also obtained the right to receive 232,652 Shares upon the conversion of a promissory note issued by the Company and its wholly owned subsidiary, Orion, to a third party in consideration of CSFB's consent to such transaction. Such conversion is anticipated to take place on or before August 30, 1997.

Item 4            Purpose of Transaction

         The purpose of the transaction was to provide loans to the Company to provide the Company with necessary working capital. CSFB received the Warrants as compensation under the Loan Agreement. Other than the transactions listed above, CSFB has not acquired or disposed of any Shares.

         Except as indicted in this Schedule 13D, CSFB currently has no specific plans or proposals that relate or would result in any of the matters described in subparagraphs (b) - (j) of item 4 of Schedule 13D.

Item 5            Interest in the Securities of the Issuer

         The Company had a total of 11,651,528 shares of Common Stock outstanding on May 19, 1997, as disclosed by the Company in its quarterly report on Form 10Q for the period ended March 31, 1997.

         Pursuant to Rule 13d-3, CSFB may be deemed to beneficially own an aggregate of 2,419,509 Shares issuable upon exercise or conversion of other securities as contemplated by Rule 13d- 3(d)(1)(i). Such 2,419,509 Shares constitute an aggregate of 17.2% of the outstanding Common Stock, assuming the exercise or conversion of the aforementioned securities. For purposes of Section 13d, CSFB may be deemed to have sole power to vote or to direct the vote, and to dispose or to direct the disposition, of all of such Shares.

                  Except as set forth herein, CSFB does not beneficially own any shares of Common Stock of the Issuer or has not engaged in any transaction in any such Shares during the sixty day period immediately preceding the date hereof.

         (d) & (e)   Not applicable.

CUSIP NO.  460491 80 6                            13D          Page 5 of 7 Pages



Item 6            Contracts, Arrangements, Understandings or
                  Relationships With Respect to the Issuer

         In addition to the arrangements discussed in Item 3 above, CSFB and the Company have agreed that upon the consummation of a proposed acquisition by the Company (the "Acquisition"), CSFB will receive Shares equal to ten percent (10%) of the consideration paid by the Company for the Acquisition. Such Acquisition is anticipated to be completed on or before August 30, 1997. CSFB reserves the right to enter into other contracts, arrangements, understandings or relationships with respect to the securities of the Company in the future.

Item 7            Materials to be filed as Exhibits

                  Exhibit A - Warrant dated May 23, 1997 to purchase 546,847 Shares.

                  Exhibit B - Warrant dated May 23, 1997 to purchase 497,153 Shares.

CUSIP NO.  460491 80 6                            13D          Page 6 of 7 Pages





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information with respect to CSFB set forth in this statement is true, complete and correct.

                                          CREDIT SUISSE FIRST BOSTON MORTGAGE
                                            CAPITAL LLC

                                          By:   /s/ Lawrence A. Shelley
                                              ---------------------------------
                                                   Name:  Lawrence A. Shelley
                                                   Title:  Vice-President

Dated: June 2, 1997

CUSIP NO.  460491 80 6                            13D          Page 7 of 7 Pages



                                  EXHIBIT INDEX

Exhibit Number                             Description of Document
--------------                             -----------------------

Exhibit A                  Warrant dated May 23, 1997 to purchase 546,847
                           Shares.

Exhibit B                  Warrant dated May 23, 1997 to purchase 497,153
                           Shares.